

September 28, 2011

Via U.S. Mail
Larry McLean
Chief Financial Officer
Samex Mining Corp.
#301-32920 Ventura Avenue
Abbotsford, British Columbia, V2S 6J3
Canada

Re: Samex Mining Corp.
Form 20-F for Fiscal Year Ended
December 31, 2010
Filed June 30, 2011
File No. 000-13391

Dear Mr. McLean:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Los Zorros Property, Chile, page 30

1.   We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Please describe only geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine. Accordingly, please remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your property.

Inca Property, Chile, page 33

2.   We note in certain sections of your filing you disclose the size of exploration targets in terms of tons and grade. For example on page 33 you state a target size of over 10 million tonnes is tentatively outlined for the mine-exposed breccia pipe and on page 38 your state the exploration objective is to discover a cumulative resource containing +25M tons in the range of +2 to +8g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4% antimony, and 2% to 4% bismuth. It is our understanding of NI 43-101 that the potential quantity and grade, expressed as ranges, of a target for further exploration may be disclosed only if the disclosure states that the potential quantity and grade is conceptual, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resource; and states the basis on which the disclosed potential quantity and grade has been determined. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3351 with any other questions.

                                        Sincerely,

                                        /s/ Ethan Horowitz

                                        Ethan Horowitz
                                        Branch Chief